CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES ACQUISITION OF PAINTED PONY ENERGY LTD.
CALGARY, ALBERTA – AUGUST 10, 2020 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces it has entered into a definitive arrangement agreement with Painted Pony Energy Ltd. (“Painted Pony”) relating to the acquisition of all the issued and outstanding common shares of Painted Pony, for a cash consideration of $0.69 per share. The Company will also assume Painted Pony’s total debt of approximately $350 million. This transaction value represents approximately 1% of Canadian Natural’s enterprise value and does not materially impact the Company’s balance sheet strength or liquidity position. Painted Pony’s land and production are located within Canadian Natural’s core area providing opportunity to leverage synergies with a significant amount of pre-built infrastructure and transportation available.
Current production, before royalties, acquired by Canadian Natural, is approximately 270 million cubic feet per day of natural gas and 4,600 barrels per day of NGLs. The assets include properties in the Northeast British Columbia areas of Blair, Daiber, Kobes and Townsend.
In commenting on the acquisition, Canadian Natural’s President, Tim McKay stated, “This acquisition further strengthens Canadian Natural’s natural gas assets and production base in key operating areas and complements the Company’s diversified portfolio. This transaction also allows us to further insulate against natural gas costs in our oils sands operations and has minimal impact on the Company’s low overall corporate decline rate. We look forward to working together with the staff currently employed by Painted Pony.”
The transaction is targeted to close in late Q3 or early Q4, 2020, subject to normal closing conditions.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. sector of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com